FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the Month of May, 2026

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street

Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On May 13, 2026, the Registrant issued a press release announcing its unaudited results for the first quarter of 2026. A copy of this press release is furnished herewith.

The attached press release is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 13, 2026	By: /s/ Doron Kerbel
Doron Kerbel
CLO & Corporate Secretary

Gilat Reports First Quarter 2026 Results

Revenues Grew 20%, GAAP Operating Income Increased to $4.4

Million, Adjusted EBITDA Doubled to $15.1 Million

Reiterates Guidance for 2026

Petah Tikva, Israel, May 13, 2026 Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the first quarter, ended March 31, 2026.

First Quarter 2026 Financial Highlights

•	Revenues of $110.5 million, compared with $92 million in Q1 2025;

~~•~~	GAAP operating income of $4.4 million, compared with GAAP operating loss of $2.7 million in Q1 2025;

•	Non-GAAP operating income of $12.5 million, compared with $5.2 million in Q1 2025;

•	GAAP net income of $5.2 million, or $0.07 per diluted share, compared with GAAP net loss of $6 million, or $0.11 loss per diluted share, in Q1 2025;

•	Non-GAAP net income of $13.6 million, or $0.18 per diluted share, compared with $1.8 million, or $0.03 per diluted share, in Q1 2025;

•	Adjusted EBITDA of $15.1 million, compared with $7.6 million in Q1 2025.

Forward-Looking Expectations

Management’s financial guidance for 2026 is for revenue between $500 to $520 million, representing a revenue growth rate of approximately 13% at the midpoint. Adjusted EBITDA for 2026 is expected to be between $61 to $66 million, representing a growth rate of approximately 19% at the midpoint[1].

Management Commentary

Adi Sfadia, Gilat's CEO, commented: “Gilat began 2026 with strong execution and momentum across our key growth initiatives. Our first quarter results reflected the strength of our broad solutions portfolio, continued expansion in defense and commercial markets, and improving profitability.”

Mr. Sfadia added, “During the quarter, we expanded our defense footprint into additional countries and strengthened strategic commercial relationships in India. We also saw growing interest in our virtualized, software-based network solutions following the successful demonstration conducted with Amazon AWS and SES Space & Defense. In-flight connectivity demand remains robust as next-generation aviation connectivity deployments continue to scale.

We are also experiencing increased demand for our defense portable gateway solutions, driven by the growing need for resilient, location-independent communications capabilities in contested operational environments. In parallel, we introduced a new category of high-power solid-state power amplifiers designed to replace traditional TWTAs across both defense and commercial applications.

Adoption of LEO and multi-orbit architectures continues to drive demand for electronically steered antennas, aligning well with our ESA portfolio strategy and creating additional growth opportunities for Gilat.”

Mr. Sfadia concluded, “Looking ahead, our backlog and pipeline remain strong. Based on our current visibility and execution confidence, we are reaffirming our full-year outlook for 2026. In addition, supported by our strong balance sheet and cash position, we continue to actively evaluate strategic opportunities to accelerate growth and further strengthen our market position.”

Key Recent Announcements

•	Gilat Signs Strategic Multimillion Partnership with Nelco in India to Deploy SkyEdge IV

•	Gilat Awarded over $7 Million for its New EnduroStream Solution to Support the U.S. Department of War

1 We do not provide forward-looking guidance on a GAAP basis because we are unable to reasonably provide forward-looking guidance for certain financial data, such as earnout-based expenses related to recent acquisitions. As a result, we are not able to provide a reconciliation of GAAP to non-GAAP financial measures for forward looking data without unreasonable effort.

•	Gilat Defense, AWS, SES Space & Defense and WAVE Consortium Demonstrate Virtualized SATCOM Gateway Modem Architecture at Satellite 2026

•	Gilat Receives Approximately $6 Million in Orders Supporting U.S. Army Global Communications Operations

•	Gilat Secures Multi-Million Dollar IFC Order to Power Commercial Aviation Connectivity

•	Gilat Demonstrates 5G NTN End-to-End Connectivity over GEO Satellite

•	Gilat Receives $39 Million in Orders for Sidewinder ESA Terminals

•	Gilat Receives Over $16 Million Order to Supply SATCOM Systems to a European Ministry of Defense

Conference Call Details

Gilat’s management will discuss its first quarter 2026 results and business achievements and participate in a question-and-answer session:

In English:

Date:	Wednesday, May 13, 2026
Start:	09:30 AM EST / 16:30 IST

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://www.veidan-conferencing.com/gilat

Or Dial-in:

US:	1-888-407-2553
International:	+972-3-918-0609

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

In Hebrew:

Date:	Thursday, May 14, 2026
Start:	10:00 AM IST

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link:

https://gk-biz.zoom.us/webinar/register/WN_6i326qdWSvSx8NMDdM3QIw

Non-GAAP Measures

The attached unaudited summary consolidated financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the summary consolidated financial statements presented in accordance with GAAP, the Company presents non-GAAP measurements of gross profit, operating expenses, operating income, income before taxes on income, net income, Adjusted EBITDA, and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors with a more complete understanding of the Company’s underlying operational results, trends, and performance. Non-GAAP financial measures mainly exclude, if and when applicable, the effect of stock-based compensation, amortization of purchased intangibles, lease incentive amortization, other non-recurring expenses, other integration expenses, other operating expenses (income), net, and the income tax effect on the relevant adjustments.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historical operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. A reconciliation between the Company's net income and Adjusted EBITDA is presented in the attached summary consolidated financial statements.

Non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly owned subsidiaries Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu, we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a software-defined platform and modems, high-performance satellite terminals, advanced Satellite On-the-Move (SOTM) antennas and Electronically Steered Antennas (ESAs), highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications including government and defense, IFC and mobility, cellular backhaul, enterprise, aerospace and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: https://www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the hostilities between Israel and Iran and the Hezbollah in Lebanon. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:

Gilat Satellite Networks

Hagay Katz, Chief Products and Marketing Officer

PublicRelations@gilat.com

Alliance Advisors

GilatIR@allianceadvisors.com

Phone: +1 212 838 3777

GILAT SATELLITE NETWORKS LTD.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

	Three months ended
	March 31,
	2026	2025
	Unaudited

Revenues	$110,474	$92,037
Cost of revenues	72,825	63,639

Gross profit	37,649	28,398

Research and development expenses, net	12,117	11,621
Selling and marketing expenses	9,707	8,202
General and administrative expenses	10,398	6,784
Other operating expenses, net	1,041	4,538

Total operating expenses	33,263	31,145

Operating income (loss)	4,386	(2,747)

Financial income (expenses), net	1,295	(936)

Income (loss) before taxes on income	5,681	(3,683)

Taxes on income	(447)	(2,313)

Net income (loss)	$5,234	$(5,996)

Earnings (losses) per share (Basic and Diluted)	$0.07	$(0.11)

Weighted average number of shares used in computing earnings (losses) per share
Basic	74,525,773	57,037,671
Diluted	77,188,106	57,037,671

GILAT SATELLITE NETWORKS LTD.

RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME (LOSS)

FOR COMPARATIVE PURPOSES

U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	March 31, 2026			March 31, 2025
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$37,649	1,644	$39,293	$28,398	810	$29,208
Operating expenses	33,263	(6,468)	26,795	31,145	(7,090)	24,055
Operating income (loss)	4,386	8,112	12,498	(2,747)	7,900	5,153
Income (loss) before taxes on income	5,681	8,112	13,793	(3,683)	7,900	4,217
Net income (loss)	5,234	8,353	13,587	(5,996)	7,823	1,827

Earnings (losses) per share (Basic and Diluted)	$0.07	$0.11	$0.18	$(0.11)	$0.14	$0.03

Weighted average number of shares used in
computing earnings (losses) per share
Basic	74,525,773		74,525,773	57,037,671		57,037,671
Diluted	77,188,106		77,265,072	57,037,671		58,005,232

(*) Adjustments reflect the effect of stock-based compensation as per ASC 718, amortization of purchased intangibles, other operating expenses, net, other integration expenses and income tax effect on such adjustments which is calculated using the relevant effective tax rate.

	Three months ended	Three months ended
	March 31, 2026	March 31, 2025
	Unaudited	Unaudited

GAAP net income (loss)	$5,234	$(5,996)

Gross profit
Stock-based compensation expenses	199	173
Amortization of purchased intangibles	1,428	600
Other integration expenses	17	37
	1,644	810
Operating expenses
Stock-based compensation expenses	1,481	901
Stock-based compensation related to business combination	2,742	607
Amortization of purchased intangibles	1,093	884
Other operating expenses, net	1,041	4,538
Other integration expenses	111	160
	6,468	7,090

Taxes on income	241	(77)

Non-GAAP net income	$13,587	$1,827

GILAT SATELLITE NETWORKS LTD.

SUPPLEMENTAL INFORMATION

U.S. dollars in thousands

ADJUSTED EBITDA:

	Three months ended
	March 31,
	2026	2025
	Unaudited

GAAP net income (loss)	$5,234	$(5,996)
Adjustments:
Financial expenses (income), net	(1,295)	936
Taxes on income	447	2,313
Stock-based compensation expenses	1,680	1,074
Stock-based compensation related to business combination	2,742	607
Depreciation and amortization (*)	5,116	3,962
Other operating expenses, net	1,041	4,538
Other integration expenses	128	197

Adjusted EBITDA	$15,093	$7,631

(*) Including amortization of lease incentive

SEGMENT REVENUES:

	Three months ended
	March 31,
	2026	2025
	Unaudited

Commercial	$72,785	$64,220
Defense	25,427	23,011
Peru	12,262	4,806

Total revenues	$110,474	$92,037

GILAT SATELLITE NETWORKS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2026	2025
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$140,154	$168,907
Short-term deposits	30,860	16,433
Restricted cash	64	88
Trade receivables, net	100,632	85,929
Contract assets	41,660	36,987
Inventories	44,794	45,430
Other current assets	46,639	37,406

Total current assets	404,803	391,180

LONG-TERM ASSETS:
Long-term contract assets	7,193	7,890
Severance pay funds	6,825	6,941
Deferred taxes	15,761	15,558
Operating lease right-of-use assets	5,349	5,922
Other long-term assets	19,877	19,871

Total long-term assets	55,005	56,182

PROPERTY AND EQUIPMENT, NET	74,962	75,172

INTANGIBLE ASSETS, NET	51,452	53,986

GOODWILL	169,534	169,534

TOTAL ASSETS	$755,756	$746,054

GILAT SATELLITE NETWORKS LTD.

CONSOLIDATED BALANCE SHEETS (Cont.)

U.S. dollars in thousands

	March 31,	December 31,
	2026	2025
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loan	$2,000	$2,000
Trade payables	33,776	31,614
Accrued expenses	55,452	58,878
Advances from customers and deferred revenues	77,476	78,499
Operating lease liabilities	2,620	2,957
Other current liabilities	28,915	41,529

Total current liabilities	200,239	215,477

LONG-TERM LIABILITIES:
Accrued severance pay	7,485	7,508
Long-term advances from customers and deferred revenues	180	67
Operating lease liabilities	2,849	3,102
Other long-term liabilities	8,847	19,622

Total long-term liabilities	19,361	30,299

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	3,967	3,765
Additional paid-in capital	1,146,418	1,115,030
Accumulated other comprehensive loss	(4,714)	(3,768)
Accumulated deficit	(609,515)	(614,749)

Total shareholders' equity	536,156	500,278

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$755,756	$746,054

GILAT SATELLITE NETWORKS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2026	2025
	Unaudited
Cash flows from operating activities:
Net income (loss)	$5,234	$(5,996)
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	5,079	3,905
Stock-based compensation expenses	4,422	1,681
Accrued severance pay, net	94	(22)
Deferred taxes, net	(203)	1,984
Decrease (increase) in trade receivables, net	(14,779)	4,528
Increase in contract assets	(3,977)	(7,798)
Decrease (increase) in other assets and other adjustments (including short-term, long-term and effect of exchange rate changes on cash, cash equivalents and restricted cash)	(9,800)	18,390
Decrease (increase) in inventories	493	(11,456)
Increase (decrease) in trade payables	2,451	(7,828)
Decrease in accrued expenses	(3,414)	(6,358)
Decrease in advances from customers and deferred revenues	(921)	(1,096)
Increase in other liabilities	3,147	3,454
Net cash used in operating activities	(12,174)	(6,612)

Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(2,513)	(1,490)
Investment in other asset	-	(2,500)
Investments in short-term deposits	(14,350)	-
Acquisitions of subsidiary, net of cash acquired	-	(104,943)
Net cash used in investing activities	(16,863)	(108,933)

Cash flows from financing activities:
Proceeds from long-term loan, net of associated costs	-	58,970
Proceeds from exercise of stock options	14	-
Net cash provided by financing activities	14	58,970

Effect of exchange rate changes on cash, cash equivalents and restricted cash	246	592

Decrease in cash, cash equivalents and restricted cash	(28,777)	(55,983)

Cash, cash equivalents and restricted cash at the beginning of the period	168,995	120,249

Cash, cash equivalents and restricted cash at the end of the period	$140,218	$64,266